(d)(2)(B)(iii)

November 12, 2010

Frank Gregory

Lord Abbett & Co. LLC

90 Hudson Street

Jersey City, NJ 07302-3973

Dear Mr. Gregory:

On Thursday, September 30, 2010, the Board of Directors (the “Board”) of ING Partners, Inc. approved the merger of ING Lord Abbett Growth and Income Portfolio (the “Fund”), with and into ING Large Cap Value Portfolio, formerly ING Pioneer Equity Income Portfolio.  As Management also wished to transition the Fund’s portfolio prior to the merger, the Board also voted to replace Lord Abbett & Co. LLC (“Lord Abbett”) as Sub-Adviser to the Fund and to submit the matter to shareholders for their consideration.  Thus, if shareholders of the Fund approve the new sub-adviser, the Sub-Advisory Agreement (the “Agreement”) with Lord Abbett will terminate in accordance with Section 16 of the Agreement.

Pursuant to Section 16 of the Agreement, it may be terminated with respect to the Fund at any time, without penalty, by the Board, upon 60 days’ written notice.  This letter shall serve as the 60 days’ written notice under Section 16 and the termination shall be effective on or about January 12, 2011, subject to shareholder approval of the merger.

In the interim, we will be contacting you to facilitate a smooth transition and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.  We continue to value our relationship with your firm.

Very truly yours,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investors Trust

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust